N E W S R E L E A S E

August 1, 2012

Nevsun Acquires Exploration License and Resources Near Bisha Mine

HIGHLIGHTS

  Agreement to purchase the Mogoraib exploration license in Eritrea
  97.4 square kilometers, including the copper-zinc Hambok deposit
  Open pit potential 16 km southwest of Bisha processing plant
  Historic indicated and inferred base metal resource estimate at Hambok

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) today is pleased to announce that the Bisha Mining Share Company (“Bisha”), a 60% owned subsidiary of Nevsun, has entered into an agreement (the “Agreement”) to acquire the Mogoraib exploration license (the “Property”) in Eritrea.  Pursuant to the Agreement, Bisha will pay Sanu Resources, a subsidiary of NGEx Resources Inc. of Vancouver, US$5 million on closing and potentially an additional US$7.5 million contingent upon achieving commercial production from the Property.  The Agreement is subject to approval of authorities in Eritrea.

Nevsun CEO Cliff Davis commented: “The acquisition of the Mogoraib license is the start of Bisha’s regional generative exploration program.  Bisha is looking to establish a larger regional land package on which to explore for additional reserves for the Bisha plant. We believe the area has good potential for the discovery of additional VMS deposits and have started the process of applying for additional exploration licenses.”

The Mogoraib license is 97.4 square kilometers in area and includes the Hambok copper-zinc deposit.  The Hambok deposit is located 16 km southwest of Nevsun’s Bisha Mine (Figure 1). Hambok represents potential feed for Bisha that could impact the size and timing of the primary phase investment in a zinc flotation plant.  A historical resource estimate for Hambok was filed in a NI 43-101 technical report on March 27, 2009 by Sanu Resources Ltd.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

While Bisha does not believe that Hambok is economic as a stand-alone deposit it plans to undertake further exploration on the deposit.  With the Bisha plant a short distance away, Hambok could become additional feed for Bisha base metal operations. If additional exploration is successful and base metal reserves are identified, then Bisha may consider increasing capacity when the Bisha plant transitions from copper to zinc in 2015 or 2016.

The Hambok massive sulphide body is a steeply east dipping, lenticular body consisting of a series of lenses. The massive sulphide body extends for over 1000m along strike, approximately 350m down dip and is up to 75m thick in the center of the lens.

Local stringer sulphide vein mineralization lies within the footwall to the massive sulphide mineralization. The main sulphide minerals are pyrite, chalcopyrite, and sphalerite. There is also minor galena, tennantite, and digenite. The distribution of assayed base metal values within the sulphide body shows that the best grades occur at the top, bottom, and edges of the thickest accumulation of sulphides.

The data base for the resource calculation set out in the following table consisted of 57 drill holes, 326 down hole surveys and assays for gold, silver, copper and zinc. A geologic model from cross sections outlined the massive sulphide unit and was the basis for a three dimensional mineralized solid that constrained the estimate.

Table 1: Historic Hambok Resource Estimate within the Mineralized Shell
[Source: NI 43-101 Technical Report, Effective January 23, 2009 (1) ]

Indicated
Cut-off Zn % Grade > Cut-off	Tonnes > Cut-off	Cu (%)	Zn(%)	Au (g/t)	Ag (g/t)
0.75	10,700,000	0.98	2.25	0.20	6.84
2.00	5,100,000	1.12	3.24	0.21	7.81

Inferred
Cut-off Zn % Grade > Cut-off	Tonnes > Cut-off	Cu (%)	Zn(%)	Au (g/t)	Ag (g/t)
0.75	17,000,000	0.85	1.74	0.19	5.89
2.00	5,100,000	0.96	2.81	0.19	6.20

1. The historic mineral resources estimate set out in the table above have been extracted from NI 43-101 technical report dated January 23, 2009, by Messrs. G. H. Giroux, P Eng. and C. Tucker Barrie, P.Geo., who are qualified persons under NI 43-101. Assumptions in the NI 43-101 report included: (i) metals prices – Cu at $1.30/lb; Zn at $0.79/lb; Au at $675/oz; Ag at $10/oz; (ii) recoveries – Cu at 85%; Zn at 84%; Au at 36%; Ag at 29%, however no metallurgical test work had been performed.

Details and additional notes can be found in the Hambok Technical report filed March 27, 2009 on SEDAR www.sedar.com under Sanu Resources Ltd.

Figure 1 – Map of Mogoraib License and Bisha Area

Forward Looking Statements

The above contains forward-looking statements regarding potential exploration results, expansion of the Bisha mill, historical estimated grade and estimated mineral resources and potential for mining such economically unproven resources.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2012.  Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended March 31, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com